Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 15, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on May 15, 2007, entitled "Ordinary general meeting held in Statoil ASA".

Ordinary general meeting held in Statoil ASA

The ordinary general meeting in Statoil ASA (OSE: STL, NYSE: STO) resolved on 15 May 2007 to adopt the annual report and accounts for Statoil ASA and the Statoil group for 2006, as proposed by the board of directors.

The proposal for the allocation of net income, including distribution of a total dividend of NOK 9.12 per share, NOK 5.12 per share of which is special dividend, was also adopted. The dividend applies to those who were shareholders on 15 May 2007 with payments starting on 5 June 2007.

Statoil’s ordinary shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend as of 16 May 2007. American Depository Shares (ADS) listed on the New York Stock Exchange were quoted ex dividend on 11 May 2007.

The ordinary general meeting approved the board’s declaration on remuneration for top management.

The ordinary general meeting also authorised the board to re-acquire own shares for subsequent annulment. The authorisation is valid until the next ordinary general meeting and applies for the acquisition of up to 50,000,000 shares in the market, at a price of between NOK 50 and NOK 500 per share. The ordinary general meeting also authorised the board to repurchase own shares for implementation of the employee share saving plan in accordance with the board’s proposal.

See the complete minutes and appendix of the ordinary general meeting.

MINUTES OF MEETING OF THE ORDINARY GENERAL MEETING OF STATOIL ASA

The 2007 ordinary general meeting of Statoil ASA was held on 15 May at the Clarion Hotel, Stavanger.

The chair of the board, the president and CEO, the chair of the corporate assembly and the company’s auditor were in attendance.

The following issues were on the agenda:

1. OPENING OF THE GENERAL MEETING BY THE CHAIR OF THE CORPORATE ASSEMBLY

Anne Kathrine Slungård, chair of the corporate assembly, opened the meeting.

2. REGISTRATION OF ATTENDING SHAREHOLDERS AND PROXIES

A list of shareholders represented at the ordinary general meeting, either by person or by proxy, is attached as appendix 1 to these minutes.

3. ELECTION OF A CHAIR OF THE MEETING

Anne Kathrine Slungård, chair of the corporate assembly, was elected as chair of the meeting.

4. ELECTION OF A PERSON TO CO-SIGN THE MINUTES WITH THE CHAIR OF THE MEETING

Arne Øglænd was elected to co-sign the minutes with the chair of the meeting.

5. APPROVAL OF THE NOTICE AND THE AGENDA

The notice and the agenda were approved.

6. APPROVAL OF THE ANNUAL REPORT AND ACCOUNTS FOR STATOIL ASA AND THE STATOIL GROUP FOR 2006, INCLUDING THE BOARD OF DIRECTORS’ PROPOSAL FOR THE DISTRIBUTION OF THE DIVIDEND

The chair of the meeting reminded that the annual report and accounts, and the recommendation of the corporate assembly were enclosed with the notice of the ordinary general meeting.

The ordinary general meeting approved the annual report and accounts for 2006 for Statoil ASA and the Statoil group, including the board’s proposal of an ordinary share dividend of NOK 4.00 per share and a special dividend of NOK 5.12 per share.

7. DETERMINATION OF REMUNERATION FOR THE COMPANY’S AUDITOR

Remuneration to the auditor for 2006 of NOK 19,330,000 for Statoil ASA was approved.

8. DECLARATION ON STIPULATION OF SALARY AND OTHER REMUNERATION FOR TOP MANAGEMENT

Jannik Lindbæk, chair of Statoil’s board of directors, gave a presentation of the board’s declaration on stipulation of salary and other remuneration for top management for the coming fiscal year, as described in the annual report and accounts for Statoil ASA, under note three of the accounts, as submitted according to the Norwegian generally accepted accounting principles (NGAAP).

The board’s declaration is built on the key principles for top management remuneration in Statoil, as approved by the board on 8 November 2006. The Norwegian state’s new guidelines for top management remuneration were presented on 8 December 2006. These also apply to Statoil and for 2007, top management remuneration in the company will be practised in accordance with these guidelines.

It is assumed to be a matter of course that the new board of directors, which becomes effective from the completion of the merger process, will conduct a review of future top management remuneration in StatoilHydro in light of the state’s guidelines for such remuneration, including matters relating to variable remuneration and pension schemes for new executive vice presidents.

Bjørn Ståle Håvik, representing the Norwegian Ministry of Petroleum and Energy, explained the reasoning behind the state’s decision and requested that the following be included in the minutes:

“Based on the explanation by the chair of the board, the Norwegian state approves the board’s declaration as presented at the ordinary general meeting. Particular attention is drawn to top management remuneration in Statoil for 2007 being practised in accordance with the state’s guidelines. The state expects that the board, which becomes effective from the completion of the merger process between Statoil ASA and Hydro’s oil and gas business, will conduct a review of the merged company’s guidelines, bringing them into line with the state’s guidelines for top management remuneration.

This means that:

1. Total variable remuneration in any single year should not exceed six months’ salary, unless special conditions apply.
2. Pensionable age must as a rule not be set lower than 65 years of age and total level of remuneration should not exceed 66% of annual salary.
3. Severance pay should not exceed 12 months’ salary, in addition to any salary during period of notice.”

Shareholder Dagfinn Karlsen asked for the following statement to be entered into the minutes:

“I wish to express my disagreement with the board’s declaration regarding salary after termination of employment.”

A vote was then taken on the board’s declaration on stipulation of salary and other remuneration for top management.

The declaration was approved.

9. AUTHORISATION TO ACQUIRE STATOIL SHARES IN THE MARKET FOR SUBSEQUENT ANNULMENT

In accordance with the proposal of the board, the ordinary general meeting adopted the following proposal:

“The board of directors of Statoil ASA is hereby authorised to acquire Statoil shares in the market with a nominal value of up to NOK 125,000,000. The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors may itself decide at what prices and at what times shares will be acquired. Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction in the company’s share capital, pursuant to the Public Limited Companies Act section 12-1. This authorisation will apply until the ordinary general meeting in 2008.”

10. AUTHORISATION TO ACQUIRE STATOIL SHARES IN THE MARKET IN ORDER TO CONTINUE THE IMPLEMENTATION OF THE SHARE SAVING PLAN FOR EMPLOYEES.

In accordance with the proposal of the board, the annual general meeting adopted the following proposal:

“The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire own shares with an overall nominal value of up to NOK 15,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan as approved by the board of directors.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors may itself decide at what prices and at what times shares will be acquired.

The authorisation is valid until 1 June 2008.

This authorisation replaces the authorisation to acquire Statoil shares granted by the ordinary general meeting on 10 May 2006.”

* * * * *

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 15 May 2007

Contacts:

Media:
Ola Morten Aanestad, vice president for media relations: + 47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

Investor relations:
Lars Troen Sørensen, senior vice president for IR: + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)
Geir Bjørnstad, vice president, US investor relations: +1 203 978 69 50

Disclaimer:
This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.

STATOIL ASA (Registrant)
Dated: May 15, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer